UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: BOARD OF DIRECTORS UPDATED ON MAIN ONGOING PROJECTS

ACKNOWLEDGES THE RESIGNATION OF MR AMOS GENISH AND

CO -OPTS MR. FRANK CADORET

Rome, 27 June 2019

TIM’s Board of Directors met today in Rome under the chairmanship of Fulvio Conti to examine the outcome of the internal committees’ meeting, and for an update on the progress of the main ongoing projects, including the network sharing agreement with Vodafone; the NDA signed with Open Fiber’s shareholders and its consequent possible developments; the evolution of TIM Brasil; the launch and outlook of the 5G technology; the new content strategy.

The Board has also taken note of the progress of the Business Plan and specifically of the initiative ‘Progetto Donna’ (Project Woman) aimed at assessing the status of gender equality within the Company and evaluating possible actions to be taken to effectively promote equal opportunities in TIM.

The Board also approved the project of merger by incorporation of the subsidiary Noverca, wholly owned by TIM.

During the meeting, the Board acknowledged the resignation of Mr. Amos Genish (non-executive, non-independent director, not a member of internal committees and - currently - without shareholdings in TIM), and approved to replace him by co-opting, by a unanimous vote, Mr. Frank Cadoret. The curriculum vitae of Mr. Cadoret (who doesn’t have any shareholding in TIM) is attached to this press release.

The Board welcomed the renewed dialogue which resulted in the unanimous vote on the aforementioned cooptation, and wishes for the continuation and strengthening of such dialogue between shareholders that shall lead to a shared and finally stable governance, also in view of the next important Company events, first of which is on 1 August, 2019 when the Board will meet to approve the Half-Year Financial Report as at 30 June, 2019.

The resignation of Mr. Genish follows a settlement agreement with the former Chief Executive Officer and General Manager of the Company. Pursuant to the specific Consob regulation, the transaction represents a deal with a related party - of lesser importance, not excluded - on which the Nomination and Remuneration Committee gave a positive opinion, as per the procedure for carrying out transactions with related parties.

In light of the mutual renunciation of any reciprocal claim or dispute in relation to the past employment relationship between the parties (subject to claw back for TIM) and, limited to Mr. Genish, to the administrative relationship with the Company, TIM has granted Mr. Genish the lump sum of 4.2 million euros, that will be settled within 30 days, but subject to claw-back. There shall be no additional benefits for Mr. Genish, nor holds he further rights towards the Company.

Finally, the Board of Directors has also reviewed the arrangement of its strategic management in light of recent organizational revisions and of the strategic priorities outlined in the Plan. The Board therefore resolved to modify such configuration by including the managers responsible for the Regulatory Affairs and Security Offices, Mr. Giovanni Gionata Massimiliano Moglia (who holds the position since 7 january 2019) and Mr. Stefano Grassi (who holds the position since 12 september 2016); none of them has any shareholding in TIM. The curricula of the two managers are attached.

TIM Press Office

+39 06 3688 2610

https://www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

https://www.telecomitalia.com/investor_relations

CV Frank Cadoret

Born in 1957, Frank Cadoret graduated from the ESSCA business school in 1980. He started his career at Chirurgical Equipement, in 1981 as a Corporate Controller. He joined Thomson Group in 1983 as Head of Management Control at its home appliance affiliate, SAVEMA, before becoming CEO of the company in 1985. He joined Chaffoteaux & Maury Group in 1988 as Director for France (2000 employees), where he carried out a comprehensive transformation of the company. Frank Cadoret joined Volkswagen-Audi Group in 1992 as Director of Operations.

In 1995, he joined telecom company SFR Group as CEO of C2GSM, the retail branch of SFR, before being appointed in 2000 Deputy CEO of SFR in charge of BtoB, BtoC and Wholesale. In this position, he played a prominent role in the development of SFR. In 2004, he was appointed Director of Neuf Telecom before the company was acquired by SFR and integrated in 2008. In 2010, Frank Cadoret was promoted to Deputy CEO of SFR Group. After the company was sold, under his supervision, to Altice Group in 2014, Frank Cadoret joined media and entertainment Group Vivendi as Managing Director.

After managing a number of key projects at Vivendi, he joined Canal + Group as CEO for France, where he implemented an ambition transformation plan of TV operations in France.

Giovanni MOGLIA

Born in 1960, he graduated in Law and specialises in economic law, with a particular focus on competition and market regulation matters.

After working as an official in the CONSOB Legal Studies Office Department for four years, he was involved in the creation of the Competition & Market Authority as head of the Telecommunications & IT Division amongst other roles.

In 1997 he assisted the Stet Chairman’s Office during the privatisation process and then subsequently took charge of the Central Group responsible for Relations with Authorities He was later appointed Director of Institutional Affairs at Wind, where he supervised the tender for the assignment of the third mobile phone operating license.

From January 2000 he worked on the construction of Fastweb, first as a Regulatory Affairs Manager and then as General Counsel, where he remained until December 2018.

He has been the Chief of Regulatory Affairs at Telecom Italia since December 2018.

Stefano GRASSI

After attending the Guardia di Finanza Academy, he began his military career in the Corps where he held positions of increasing responsibility over the years, becoming Field Assistant to the Minister of Economics and Finance in 2001 and the Commander of the Lombardy Regional Tax Police Unit in Milan from 2002 to 2004.

From 2004 to 2015 he was Poste Italiane Group Vice President Security and Safety, with responsibility for the security of large company assets across all areas (human resources, tangible, intangible, provided services) and at the same time held the position of CEO of Poste Tutela s.p.a..

In 2015, with the Rome Prefecture Order, Gabrielli was appointed Director for the extraordinary and temporary management of an important group of companies involved in the so-called “Mafia Capital” investigation.

In 2016, he took the position of Head of Security of Salini-Impregilo S.p.a. with responsibility, amongst other things, for coordinating information with national and international security bodies and guaranteeing physical and material integrity for sites operating abroad, in highly critical countries.

He has been the Head of Security at Telecom Italia since September 2016.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the three months ended March 31, 2019 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager